# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OBOOK HOLDINGS INC., CIK 0002025416
CUSIP: 68373Q109
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: 9F., NO. 28, WENCHENG RD., BEITOU DIST.,, TAIPEI CITY, Taiwan (F5), 112
Date of event which requires filing of this statement: 10/16/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002114106

## Reporting persons
- HSIEH CHUNG HAN: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); sole voting power 10,200,000; shared voting power 0; sole dispositive power 10,200,000; shared dispositive power 0; aggregate amount beneficially owned 10,200,000 (11.5% of the class)

## Item 1. Issuer
Name of issuer: OBOOK HOLDINGS INC.
Address of issuer's principal executive offices: 9F., NO. 28, WENCHENG RD., BEITOU DIST.,, TAIPEI CITY, 台灣, 112

## Item 2. Person Filing
Name of person filing: HSIEH CHUNG HAN
Address of principal business office or, if none, residence: 9F., No. 28, Wencheng Rd., Beitou Dist., Taipei City 112 Taiwan
Citizenship: Taiwan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
10,200,000
The Reporting Person beneficially owns 200,000 Class A Common Shares and 10,000,000 Class B Common Shares. The Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis and are treated as Class A Common Shares for purposes of calculating beneficial ownership.
The Reporting Person acquired the securities prior to the Issuer's listing on Nasdaq and beneficially owned more than five percent of the outstanding shares at the time the Issuer's securities became registered under the Securities Exchange Act of 1934.
Percent of class: 11.54
Sole power to vote or to direct the vote: 10,200,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,200,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HSIEH CHUNG HAN: /s/ HSIEH CHUNG HAN, Individual (03/06/2026)